UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
February 5, 2008
Commission File No. 0-24720

BUSINESS OBJECTS S.A.
(Exact name of registrant as specified in its charter)
157-159 rue Anatole France, 92300 Levallois-Perret, France
(Address of principal executive offices, including zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
EXHIBIT INDEX
Joint Press Release of BOSA, SAP France and SAP

Introductory Note
     SAP AG (“SAP”) and Business Objects S.A (“BOSA”) are parties to a Tender Offer Agreement dated October 7, 2007, as amended, pursuant to which SAP or its subsidiary, SAP France S.A. (“SAP France”) agreed to acquire all of the outstanding BOSA ordinary shares, American depositary shares (“ADSs”), warrants and 2.25% convertible/exchangeable bonds (“ORNANES”) by means of a tender offer (the “Transaction”). The initial tender offer period closed January 15, 2008 and as of January 21, 2008, SAP France had acquired a majority of the outstanding capital stock of BOSA pursuant to the Transaction and acquired 87.12% of BOSA’s fully diluted capital stock on such date. SAP launched a supplemental tender offer for the remaining BOSA ordinary shares, American depositary shares and ORNANES on January 16, 2008 in the U.S. and France that concluded at 5:00 p.m. Eastern Time on January 29, 2008.
     Upon completion of the initial tender offer, on January 21, 2008 BOSA became a “Foreign Private Issuer” as such term is defined in Rule 3b-4 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). SAP France is not a resident of the United States and, effective January 21, 2008, more than 50% of BOSA’s outstanding voting securities are held of record by non-U.S. persons. Henceforth, BOSA intends to report as a Foreign Private Issuer.
Squeeze out and Delisting
     On February 5, 2008, BOSA announced the suspension of further trading of its shares on the Eurolist by Euronext and Nasdaq Global Select Market pending the implementation of SAP France’s request to the Autorité des marchés financiers (the “AMF”), the French securities regulatory authority, to implement a mandatory sale of the remaining BOSA shares and ORNANES to SAP France for €42 per share (holders of ADSs will receive a U.S. dollar equivalent). The AMF is expected to authorize the squeeze out shortly and once authorized, it is expected to conclude on the fifth French trading day thereafter. At the conclusion of the squeeze out, BOSA intends to delist its shares from Euronext and Nasdaq and deregister under the Exchange Act. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.
Submitted Herewith:

Exhibit No.	Description of Exhibit
99.1	Joint Press Release of BOSA, SAP France and SAP dated February 5, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUSINESS OBJECTS S.A.
By:	/s/ James R. Tolonen
James R. Tolonen
Chief Financial Officer

Date: February 5, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Joint Press Release of BOSA, SAP France and SAP dated February 5, 2008.